EXHIBIT 99.42




NEWS RELEASE (Q4-03-3)                                        February 12, 2003
                                                                    Page 1 of 1






YAMANA RESOURCES INC.      Yamana Resources Announces Financing
                           -----------------------------------------------------


3151 E. 29th Ave.          Victor Bradley, President and Chief Executive Officer
Spokane, WA 99223 U.S.A.   of Yamana Resources Inc. (TSX: "YRI"), is pleased to
Tel: (509) 838 6615        announce that the Company has entered into an
Fax: (509) 838-0714        agreement with Westwind Partners Inc. pursuant to
                           which Westwind has agreed to offer for sale on an agency, best efforts basis up to 10,000,000 units of Yamana at a price of CAD$0.15 per unit. Each unit will consist of one common share of Yamana and one share purchase warrant entitling the holder to acquire one common share at an exercise price of CAD$0.20 for a period of 36 months from closing.
                           Westwind has the option to purchase up to an additional 3,333,334 units, exercisable in whole or in part at its sole discretion up to 20 days following the closing. The offering is scheduled to close on or about February 27, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

                    The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

                    In consideration for acting as Yamana's underwriter in respect of the sale of the units, Westwind will receive a cash commission and underwriter's warrants exercisable into common shares of Yamana equal to 10% of the number of units issued under the offering. The underwriter's warrants will be exercisable up to 24 months from the closing at an exercise price of CAD$0.15 per common share.

                    It is the Company's intention to use the funds for general corporate purposes and to aggressively explore its recently acquired Cumaru project in Brazil.



For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change